UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Intrexon Corporation

File No. 001-36042 - CF#37292

     Intrexon Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 1, 2019.

     Based on representations by Intrexon Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.22	through February 28, 2029
Exhibit 10.23	through February 28, 2029

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary